SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The American Education Corporation
----------------------------------
Name of Issuer

Common Stock, $0.025 par value
------------------------------
(Title of Class of Securities)

02553P 10 1
-----------
(CUSIP Number)

Armand Paliotta
1600 Bank of Oklahoma Plaza
201 Robert S. Kerr
Oklahoma City, Oklahoma 73102
-----------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2000
-------------
(Date of Event Which Required Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


CUSIP NO. 02553P 10 1

(1) Names of reporting persons
    John D. Garber and Clare C. Garber

(2) Check the appropriate box of a member of a group
    (a)
    (b) X

(3) SEC use only

(4) Source of funds
    n/a

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization
    United States

Number of shares beneficially owned by each reporting person with:

 (7) Sole voting power
     3,632,286

 (8) Shared voting power
     0

 (9) Sole dispositive power
     3,632,286

 (10) Shared dispositive power
      0

(11) Aggregate amount beneficially owned by each reporting person.
     3,632,286

(12) Check if the aggregate amount in Row (11) excludes certain shares [X]
     Excludes 1,671,000 shares held by the reporting person's children.

(13) Percent of class represented by amount in Row (11)
     25.6%

(14) Type of reporting person (see instructions)
     IN

The purpose of this Amendment No. 3 to the previously filed Schedule 13D is to report that the ownership of John D. Garber in the Common Stock, $0.025 par value (the "Shares"), of the American Education Corporation (the "Issuer") has decreased from 37.2% to 25.6% of the Shares outstanding.

Item 1. Security and Issuer.
----------------------------
     No change.

Item 2. Identity and Background.
--------------------------------
     No change.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------
     On or about June 30, 2000, Mr. And Mrs. Garber sold
     1,600,000 Shares to Garland-Gember Corp.

Item 4. Purpose of Transaction.
-------------------------------
     Not applicable.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------
    (a) The aggregate number of shares of common stock of the issuer beneficially owned by Mr. and Mrs. Garber is 3,632,286 or approximately 25.6%.

    (b) Mr. and Mrs. Garber have the sole power to vote and to dispose of 3,632,286 Shares of the Issuer.

    (c) Effective as of June 30, 2000, Mr. and Mrs. Garber sold 1,600,000 shares to Garland-Gember Corp. for $0.55 per share.

    (d) Not applicable.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer.
----------------------------------------------------------------
     Not applicable.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------
     None

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 6, 2001
Signature:  /s/ John D. Garber
Name/Title:  John D. Garber